Filed by Windstream Parent, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed under Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Uniti Group, Inc.
Commission File No.: 001-36708
Date: September 23, 2024

Investor Presentation September 2024

Forward-Looking Statements This presentation includes forward-looking statements that are subject to risks and uncertainties that could cause actual future events and results to differ materially from those expressed in the forward-looking statements. Forward-looking statements are typically identified by words or phrases such as “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast” and other words and terms of similar meaning. Forward-looking statements include, but are not limited to, anticipated Kinetic broadband subscribers and market penetration growth, including broadband additions; availability and timing of delivery of fiber broadband to customers, including fiber broadband penetration; number of households or locations that may be served generally and related to funding from various state and federal broadband programs, including future programs, public-private partnerships with government entities, the Rural Digital Opportunity Fund and the Broadband Equity and Access Deployment Program (BEAD); opportunities related to strategic sales, products, and strategic revenue growth across all of our business units; expectations regarding expense management activities, including continuation of reduction in interconnection and access expense, and the timing and benefit of such activities; statements regarding perceived and potential synergies and other benefits of the proposed transaction with Uniti Group, Inc. (“Uniti”) in which Uniti will survive the Merger as a wholly owned indirect subsidiary of Windstream Parent, Inc., a Delaware Corporation ("New Uniti"), that was announced publicly in May 2024 (the “Merger”), statements regarding the Merger and the future performance of New Uniti (together with Windstream and Uniti, the “Merged Group”), and expectations around the financial impact of the Merger on the Merged Group's financials; and any other statements regarding plans, objectives, expectations and intentions and other statements that are not historical facts. These statements, along with other forward-looking statements regarding Windstream’s overall business outlook, are based on estimates, projections, beliefs, and assumptions that Windstream believes are reasonable but are not guarantees of future events, performance, or results. Actual future events and results may differ materially from those expressed in these forward-looking statements as the result of a number of important factors. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include risks and uncertainties relating to increased competitive pressures as state and federal broadband funding programs provide opportunities for new entrants in our markets and possible overbuilding of our network; our ability to, and the extent to which, we participate in BEAD and are able to successfully secure funding via competitive bidding processes over our competitors, especially in light of the various bidding requirements and program parameters proposed by the individual states for the award of BEAD funding; loss of funding from the Affordable Connectivity Program that may lead to customer disconnects or other state or federal subsidy programs that are not yet permanent programs; the effect of any changes in federal or state governmental regulations or statutes, including any new regulations regarding alleged digital discrimination and net neutrality in the marketplace; uncertainty created in the federal Universal Service Fund program based on pending legal actions; oversight or enforcement activities by state or federal agencies; that the proposed transaction with Uniti, could cause distraction by management and an allocation of resources that otherwise would have been attributed to the business; the ability of the parties to complete the Merger considering the various closing conditions; the expected benefits of the Merger, such as improved operations, enhanced revenues and cash flow, synergies, growth potential, market profile, business plans, expanded portfolio and financial strength; the competitive ability and position of New Uniti following completion of the Merger; and anticipated growth strategies and anticipated trends in Uniti's, Windstream's and, following the expected completion of the Merger, New Uniti’s business; the impact of the post-closing reorganization, including the determination as to whether or not to implement the post-closing reorganization and the impact that it will have on outstanding indebtedness that ranks pari passu with, or senior to, the secured notes and the collateral that secure the secured notes and such other indebtedness; adverse changes in economic conditions, including the impact of foreign wars or political upheaval; risks and uncertainties from cost pressures and inflation on our customers’ communications and payment decisions and on the business of our vendors; adverse economic, political or market conditions related to epidemics, pandemics, or disease outbreaks, and the impact of these conditions on our business operations and financial position and on our customers; impact of any supply chain delays or shortages on our business operations and on our customers’ ability to operate their business; that the expected benefits of cost reduction and expense management activities are not realized or adversely affect our sales and operations or are otherwise disruptive to our business and personnel; the impact of new, emerging, or competing technologies and our ability to utilize these technologies to provide services to our customers; and general U.S. and worldwide economic conditions and related uncertainties. Windstream does not undertake any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. See “Risk Factors” in the offering memorandum. No Offer or Solicitation This communication and the information contained in it are provided for information purposes only and are not intended to be and shall not constitute a solicitation of any vote or approval, or an offer to sell or solicitation of an offer to buy, or an invitation or recommendation to subscribe for, acquire or buysecurities of Uniti Group Inc. (“Uniti”), WindstreamHoldings II, LLC (“Windstream”) or the proposed combined company (“New Uniti”) or any other financial products or securities, in any place or jurisdiction, nor shall there be any offer, solicitation or sale of securities in anyjurisdiction inwhich such offer, solicitation orsale would be unlawful priortoregistration or qualification under the securities laws ofanysuch jurisdiction. No offer of securities shall be made in the United States absent registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or pursuant to anexemption from, or in atransaction not subject to, such registration requirements. Additional Information and Where to Find It In connection with the contemplated merger (the “Merger”), New Uniti has filed a registration statement on Form S-4 with the SEC that contains a proxy statement/prospectus and other documents, which has not yet become effective. Once effective, Uniti will mail the proxy statement/prospectus contained inthe Form S-4 to its stockholders. This communication is not a substitute for any registration statement, proxy statement/prospectus or other documents that may be filed with the SEC in connection with the Merger. THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE MERGER CONTAINS IMPORTANT INFORMATION ABOUT UNITI, WINDSTREAM, NEW UNITI, THE MERGER AND RELATED MATTERS. INVESTORS SHOULD READ THE PROXY STATEMENT/PROSPECTUS AND SUCH OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIRENTIRETY, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TOTHE PROXY STATEMENT/PROSPECTUS AND SUCH DOCUMENTS, BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE MERGER. The proxystatement/prospectus, anyamendments or supplements theretoand all other documents filed with the SEC in connection with the Merger will be available free of charge on the SEC’s website (at www.sec.gov). Copies of documents filed with the SEC by Uniti will be made available free of charge on the Uniti’s investor relations website (at https://investor.uniti.com/financial-information/sec-filings). Participants in the Solicitation Uniti, Windstream and their respectivedirectors and certain of their executiveofficersand other employees maybe deemed to be participants in the solicitation of proxies from Uniti’s stockholders in connection with the Merger. Information about Uniti’sdirectors and executive officers is set forth in the sections titled “Proposal No. 1 Election of Directors” and “Security Ownership of Certain Beneficial Owners and Management” included in Uniti’s proxy statement for its 2024 annual meeting of stockholders, which was filed with the SEC on April 11, 2024, (and which is available at https://www.sec.gov/Archives/edgar/data/1620280/000110465924046100/0001104659-24-046100-index.htm), the section titled “Directors, Executive Officers and Corporate Governance” included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2023, which was filed with the SEC on February 29, 2024, (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1620280/000162828024008054/unit-20231231.htm), and subsequent statements of beneficial ownership on file with the SEC and other filings made from time to time with the SEC. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Uniti stockholders in connection with the Merger, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the proxy statement/ prospectus and other relevant materials filed by New Uniti with the SEC. These documents can be obtained free of charge from the sources indicated above. Non-GAAP Measures This presentation includes several measures derived from consolidated financial information, but not presented in our condensed consolidated financial statements prepared in accordance with accounting principles generally accepted in the U.S. (“GAAP”). These measures are considered non-GAAP financial measures. Specifically, in this presentation, we refer to Pro-forma Total Leverage, Pro-forma Net Leverage, EBITDA, EBITDAR, Adjusted EBITDA, Adjusted Free Cash Flow, Adjusted Service Revenue, Adjusted Total Revenue and Sales and Adjusted Total Expenses, which are non-GAAP financial measures (collectively, our “non-GAAP financial measures”). The non-GAAP financial measures provided herein may not be directly comparable to similar measures used by other companies in the Company’s industry, as other companies and other businesses may define such measures differently. The Company believes that these non-GAAP measures provide useful information to management and investors regarding certain financial and business trends relating to the Company’s financial condition and results of operations. The non-GAAP financial measures presented herein are not measurements of financial performance under GAAP, and should not be considered as alternatives to, and should only be considered together with, the Company’s financial results in accordance with GAAP. The Company does not consider these non-GAAP financial measures to be a substitute for, or superior to, the information provided by GAAP financial results. The definitions and reconciliations of our non-GAAP financial measures to the most directly comparable financial measure calculated and provided in accordance with U.S. GAAP can be found in this presentation. Market and Industry Data This presentation also contains estimates and information concerning our industry, including market position, market size, and growth rates of the markets in which the Company participates, that are based on industry or other third-party publications and reports. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. The Company has not independently verified the accuracy or completeness of the data contained in these publications and reports. The industry in which the Company operates is subject to a high degree of uncertainty and risk due to a variety of factors. These and other factors could cause results to differ materially from those expressed in these publications and reports. Financial information identified in this presentation as “pro forma” or “on a pro forma combined basis” has been prepared to give effect to the Merger as if the Merger had occurred on January 1, 2023 in the case of the unaudited pro forma condensed combined statements of income and on June 30, 2024 in the case of the unaudited pro forma condensed combined balance sheet. However, neither we nor the Co-Issuer (as defined below), New Uniti or Uniti will be under any obligation to implement the post-closing reorganization following the consummation of the Merger. Accordingly, unless otherwise indicated, such financial information does not give effect to the post-closing reorganization.

Windstream at a Glance

Business Overview

Kinetic

- Provides broadband internet, traditional voice, and video services to residential and small business customers
- Key products include high-speed Internet, CPE, wireless service bundle, Internet security, live TV and streaming video, and Voice
- 1.6M FTTH consumer premises passed and ability to expand builds by up to ~1M additional households due to the planned Uniti merger

Enterprise

- Provider of cloud-enabled connectivity, communications, and security solutions to enterprises with primary operations in the U.S.
- Key products include forward-leaning SASE, security, and UC portfolio, to provide businesses with a secure network and seamless experience

Wholesale

- Extensive nationwide fiber network that spans ~102K fiber route miles[1] and includes 160 on-net data centers
- Wholesale strategic approach emphasizes network expansion, flexible partnerships, and technology leadership

Revenue and Contribution Margin Distribution (LTM 2Q24)

Revenue
$3,895M



Wholesale
21%
Kinetic
42%
Enterprise
37%

Direct margin[6]
$2,526M



Wholesale
28%
Kinetic
40%
Enterprise
32%

Kinetic Key Statistics

4.4M	Total passings
1.6M	Next Gen[2] Consumer passings
217K	LTM Next Gen[2] Consumer passings constructed
27%	Next Gen[2] Consumer penetration (2Q24)
~$380M	LTM Next Gen[2] Broadband recurring revenue

Enterprise & Wholesale Key Statistics

WINDSTREAM ENTERPRISE

~$1,320M	Annualized recurring revenue [3] (2Q24) [4]
~80%	Revenues Under Contract[5]
~220bps	YoY direct margin expansion[6]
~90%	Strategic & Advanced revenue[7][8]

windstream wholesale

~1.4K	POPs (100GB capable)
108	POPs (400GB capable)
6	International landing centers
~160	On-net data centers

[1] Beginning in 2Q24, the calculation of Fiber Route Miles was modified to align with Uniti disclosures; [2] Next Gen premises upgraded to FTTH as of June 30, 2024; [3] We define recurring revenue as revenue for ongoing services to customers that occurs in regular intervals (primarily monthly), and for which management has no reason to believe will not continue; [4] Based on 2Q24 results on an annualized basis; [5] % of Enterprise Market Strategic & Advanced revenue that is "in-term" under an executed contract as of the three months ended June 30, 2024; [6] Direct margin is computed as segment revenues and sales less segment direct operating expenses; [7] As a percentage of Enterprise market service revenue excluding end-user surcharges; [8] Based on 2Q24 results on an annualized basis

WINDSTREAM

Second Quarter Highlights

Adjusted EBITDAR[1] of $871.1M for the 6 months Ended June 30, 2024, Up 4% in 1H 2024 kinetic by windstream

Consumer Highlights

- Kinetic consumer service revenue down 2% year-over-year largely driven by impact of the ACP step-down[2]
- Strong fiber net additions of 17K in quarter
- Consumer Broadband ARPU of $89.13 up 2% y-o-y

Fiber Build Momentum Continues

- Approximately 94K new consumer premises added in 1H 2024
- Approximately 1.6M consumer premises now have access to FTTH services
- 36% of consumer households with access to 1-Gigabyte per second was achieved by quarter end

WINDSTREAM ENTERPRISE & windstream wholesale

Strong Strategic Revenue Trends

- Continued focus on Strategic & Advanced IP portfolios, which now represent ~90% of total Enterprise Market service revenue [3][4]
- Wholesale had solid performance highlighted by high demand from telecom, cable and content customers

Interconnection Expense Reduction[4]

- Total enterprise interconnection expense fell by 27% y-o-y; legacy-TDM related expenses[5] fell by 52% y-o-y
- Of the $342M in annualized enterprise interconnection expense remaining, $90M relates to legacy-TDM services[5]

[1] Adjusted EBITDAR is a non-GAAP metric presented for supplemental information purposes only, which should not be considered a substitute for information presented in accordance with GAAP. See "Legal Disclaimers" on page 2 of this presentation, "Adjusted EBITDAR Reconciliation" on page 31 of this presentation; [2] Step-down of the Affordable Connectivity Program (ACP) began in 2Q24; Windstream's ACP customer base received ~$3M in monthly subsidy under this program;
[3] Excludes end-user surcharges; [4] Based on 2Q24 results on an annualized basis; [5] Includes TDM expenses plus Network Facilities (excluding Fiber Expense)

WINDSTREAM

Combination with Uniti Expected To Provide Increased Financial Flexibility

- On May 3, 2024, Uniti and Windstream announced their intention to merge
- The combination will create a premier insurgent fiber provider with $4.3B in pro forma revenue for the year ended as of 12/31/23 and 230,000 fiber route miles covering 47 states within the U.S.
- Existing Uniti shareholders will own ~62% and existing Windstream shareholders will own ~38% of the outstanding common equity of the combined company[1], with certain of Windstream's largest shareholders, including Elliott, rolling substantially all of their investment value in Windstream into the combined company
- New combined company will be well-positioned in rapidly growing market for digital infrastructure services, particularly in Tier II and III markets
- Combination creates opportunity to accelerate growth, improve competitiveness and remove several dis-synergies and encumbrances, with additional levers for value creation and increased strategic optionality
- Compelling financial profile with potentially meaningful targeted synergies, enhanced cash flow generation and improved leverage that supports increasing shareholder returns
- Combination has potential to remove numerous dis-synergies which exist in the current OpCo / PropCo structure
  - Removing competing tenant vs. landlord narrative, improving business development, M&A, capital markets, and recruiting opportunities
  - Aligning capital allocation objectives to improve and expand FTTH investment opportunities
  - Removing significant barriers on future sales and business development opportunities
  - Removing substantial barriers to each company's ability to pursue value accretive M&A

[1] Ownership percentage excludes impact of non-voting warrants issued to shareholders of Windstream. Inclusive of non-voting warrants, existing Uniti shareholders will own ~58% of the outstanding common equity of the combined company and existing Windstream shareholders will own ~42% of the outstanding common equity of the combined company

WINDSTREAM

Kinetic

Kinetic Overview, Strategy & Update

Revenue ($M)


$414
$405
1Q24
2Q24

Direct Margin ($M) [1]


$256
$248
1Q24
2Q24
61.9%
61.2%

Overview

- Provides broadband internet, traditional voice, and video services to residential and small business customers
- **Key products:** High-speed Internet, CPE, wireless service bundle, Internet security, live TV and streaming video, and Voice
- 1.6M FTTH consumer premises passed and ability to expand builds by up to ~1M additional households due to the planned Uniti merger

18	1.1M	4.4M
States served	Broadband subscribers[2]	Households passed

Strategy

- **Product superiority:** Fiber's ability to deliver symmetrical speed and unlimited bandwidth is unmatched, allowing Windstream to win subscribers from Cable competitors without fiber
- **Next Gen Expansion:** Current build plan, excl. BEAD, has upgraded 1.6M households from its 4.4M footprint to bring next gen speeds to broadband addressable households
- **Improve quality & customer service:** Improves retention and enhances brand for increased penetration

Strength in Rural Markets

Windstream passes ~4.4M homes... While facing modest competition in vast majority of footprint

~4.4M Homes passed

Consumer Broadband HHs[3] *(by technology)*	# HHs	Penetration
Fiber – Strategic Markets	1.5M	27%
Fiber – PPP / RDOF Markets	0.1M	34%
DSL	2.8M	25%

[1] Direct Margin is computed as segment revenues and sales less segment costs and expenses; [2] As of June 30, 2024; [3] PPP and RDOF Fiber Households are primarily zero-competitor markets, while Strategic Fiber Households are primarily a combination of 1-2 competitor markets

WINDSTREAM

Kinetic

Kinetic Overview, Strategy & Update (Cont'd)

Network Map


MN
NY
IA
NE
OH
PA
MO
KY
OK
NC
NM
AR
SC
MS
AL
GA
TX
FL

Key Operational Metrics[1]

~1.6M
Next Gen Consumer passings

~1.1M
Broadband subscribers

~27%
Next Gen penetration[2]

Fiber Build program expected to bring next gen speeds to over **1.9M** households by 2027, representing **over 40%** coverage of all broadband addressable households, including out-of-footprint RDOF and PPP expansion

Ability to expand FTTH builds by up to ~1M additional households due to the planned Uniti merger

Key Financial Metrics

~$397M
2Q24
Kinetic service revenue

61%
2Q24
Direct margin[3]

~$2.5B
Kinetic-owned assets[4]

(1) As of June 30, 2024; (2) Next Gen comprised of FTTH; (3) Direct margin is computed as segment revenues and sales less segment costs and expenses; (4) Kinetic Owned Assets represent net PP&E, excluding CWIP, as of December 31, 2023, for Windstream owned assets

WINDSTREAM

Kinetic

Kinetic Highlights

Unique, diverse footprint with limited overbuilder presence

- Rural and geographically diverse footprint: ~75% of footprint in markets with less than 20,000 households
- Insurgent fiber provider resulting in 85% of footprint with no overbuilders

Already upgraded ~1.6M households to Next Gen FTTH

- Committed to fiber expansion in Tier II / III markets
- Secured grants / awards to build fiber to over 300,000 households in upcoming years through RDOF and public private partnerships

Additional network investments enhance competitive advantage and lower capex for FTTH upgrades

- Fiber and transport network investments over past 10 years support industry-leading ~$650 cost per passing

Proven build capabilities with strategic differentiation of in-sourced construction team

- Construction and engineering team consisting of ~1,000 employees
- Capable of managing significant build velocity with steadfast commitment to delivering high-quality results

WINDSTREAM

401 418 26.6% 26.9% 10% 12% 14% 16% 18% 20% 22% 24% 26% 28% 30% 200 250 300 350 400 450 500 1Q24 2Q24 1,508 1,553 1Q24 2Q24 Consumer $305 $299 $89.93 $89.13 $75 $77 $79 $81 $83 $85 $87 $89 $91 $290 $295 $300 $305 $310 1Q24 2Q24 Consumer Broadband Revenue Consumer Broadband ARPU Cumulative 1 Gbps Passings (in Ks) Ending Fiber Subscribers (in Ks) and Penetration Rate Change in Subscribers (in Ks) Consumer Broadband Revenue (in $M) and ARPU Ending Fiber Subscribers Penetration Rate 17.9 17.2 (29.5) (27.2) 1Q24 2Q24 Next Gen Net Customer Additions DSL Net Customer Losses Kinetic

Newest Fiber Cohorts Are Showing Strong Penetration Early 40% Target Penetration over a 4 year period Year 1 and Year 2 Cohort Penetration < 1 Year Cohorts 16% 22% 15% 15% 20% 22% 25% 26% 27% 24% 29% 28% 23% 29% 22% 21% 26% 27% 29% 30% 25% 24% 20% 3Q20 4Q20 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 Year 1 Penetration Year 2 Penetration 9-month Penetration 6-month Penetration 3-month Penetration 3Q23 4Q23 1Q24 Note: Cohort penetration reflects consumers on 1G capable facilities, within the respective cohort, at the 12-month (Year 1 Penetration) and 24-month (Year 2 Penetration) anniversary of the cohort being launched. Less than 1 Year cohort penetration is shown as of June 30, 2024, reflecting penetration at the 9-, 6- and 3-month mark for cohorts completed in the third and fourth quarter of 2023, and first quarter of 2024, respectively. Kinetic

Enterprise

Enterprise Overview, Strategy & Update

Revenue ($M)


$364
$334
1Q24
2Q24

Direct Margin[1] ($M)


$208
$187
1Q24
2Q24
57.1%
55.8%

Overview & Strategy

- Provides cloud-enabled connectivity, communications and security solutions to enterprises with primary operations in U.S.
- Strategic & Advanced revenues annualized[2] **~$1,151M, representing ~90% of total Enterprise** market service revenue[3]
- **~80%** of revenue under contract[4][5]

Solution set

Strategic
- **SD-WAN, SASE, UCAAS Enabled**
- Continued focus on sales and retention
- Investment in network, product, and improvement in service delivery, care and repair

Advanced
- **Ethernet & Broadband IP Access + Fiber-Fed Facilities**
- Focus on eventual conversion to Strategic solutions
- Increased incentives to keep customers in place and maximizing customer experience

TDM
- **TDM Access**
- Accelerating conversion plan to optimize TDM infrastructure
- Strategic marketing pricing, conversion incentives, and access cost reductions

TDM Exit Program

- Windstream has employed a targeted approach to decommission the TDM network and accelerate customer conversions
- Since 2021, Windstream has decommissioned ~75% of its colo facilities and ~90% of its TDM circuits
- Enterprise is nearing the completion of its TDM Exit Strategy with 2025 expected to be final year

[1] Direct Margin is computed as segment revenues and sales less segment costs and expenses; [2] Based on 2Q24; [3] Excluding end-user surcharges; [4] % of Enterprise Market Strategic & Advanced revenue that is "in-term" under an executed contract as of the three months ended June 30, 2024; [5] We define revenue under contract as contracts which have terms of at least one year for which management has no reason to believe will not be renewed

WINDSTREAM

Leading enterprise service provider with significant scale ▪ Largest independent provider outside of major carriers and CableCos ▪ Serves more than 11K enterprise customers across more than 70K critical locations(1) Large, sticky, and diversified customer base across industries ▪ Serve customers spanning healthcare, professional / financial services, manufacturing and retail services among others ▪ ~2K customers contribute at least $50K to revenue annually as of June 30, 2024(1) ▪ ~80% of Strategic and Advanced MRR is under contract(2) Comprehensive product offering with strong concentration toward Strategic products ▪ Full spectrum of networking solutions including SASE, SD-WAN, and UCaaS capable of providing end-to-end solutions for customers ▪ Strategic & Advanced IP portfolios represent ~90% of total Enterprise market service revenue(3) ▪ TDM exit expected to be completed in 2025 (1) Excludes legacy TDM customers; (2) % of Enterprise Market Strategic & Advanced revenue that is "in-term" under an executed contract as of the three months ended June 30, 2024; (3) Excludes End-User Surcharges Enterprise

Enterprise

Significant Interconnection Cost Reductions

TDM Retirement Accelerates Cost Reduction and Improves Customer Experience

Interconnection Expenses ($M)

	2Q23 Annualized	2Q24 Annualized	YoY Change %
TDM	79	38	(51%)
IP/Ethernet	242	216	(11%)
Last Mile Access	321	255	(21%)
TDM	46	12	(74%)
IP/Ethernet	19	15	(19%)
Network Access	65	27	(58%)
Network Facilities (excluding Fiber Expense)	61	40	(34%)
Fiber Expense & Other	22	19	(14%)
Network Facilities Expense	83	59	(29%)
Enterprise Interconnect and Network Access & Facilities	**469**	**342**	**(27%)**

- 2Q24 annualized run-rate of $342M in interconnection and network access & facilities expenses; annualized decline of 27%
- $90M of Legacy TDM-related expenses[1] including Network Facility expense; annualized decline of 52%
- Continued execution of multi-year program to migrate legacy TDM customers to newer technologies, moving from circuit-level to market-level optimization
- The focus on market-level TDM removal will enable greater reductions in network real estate and colocation expenses

[1] Includes TDM expenses as shown, plus network Facilities (excluding Fiber Expense); TDM expense consist of costs to provide legacy time-division multiplexing ("TDM") voice and data services

WINDSTREAM

Wholesale

Wholesale Overview, Strategy & Update

Revenue ($M)


223.2
187
1Q24
2Q24

Direct Margin ($M) (1)


$194
$166
1Q24
2Q24

86.8% *88.5%*

Overview

- **~102K+** fiber route miles[(2)] in United States
- **108** 400G capable sites
- **~160** On-Net Data Centers
- **Nationwide** fiber network
- Multiple international landing centers

Products

- Wave Services
- Dark Fiber
- Colocation
- FTTT
- Ethernet, DIA & Cross Connects

Strategy



Network Expansion: Significant pipeline of high-return, customer-funded construction of owned routes and data center expansion opportunities

Flexible Partnerships: Aim to win market share with differentiated "Fast and Flexible" approach to service delivery, including self-service

Technology Leadership: Optical tech advancements, including C+L band, dark fiber monitoring and 400GB Next Gen ZR+ wavelength launch

Next Generation Transport Network (ICON)

- Enhancements made on Windstream's Intelligent Converted Optical Network (ICON), launched in 2020, provides open and disaggregated network architecture
- Benefits include ultra high capacity, lower equipment and operations cost and increased network reliability

ICON by WINDSTREAM

[(1)] Direct Margin is computed as segment revenues and sales less segment costs and expenses; [(2)] Beginning in 2Q24, the calculation of Fiber Route Miles was modified to align with Uniti disclosures

WINDSTREAM

Future-proof nationwide wholesale fiber network ▪ Scalable, pan-U.S. fiber network with key strategic routes, covering 102K(1) fiber route miles in the United States ▪ 1 of only 3 nationwide fiber-to-the-tower networks Long-term, highly recurring customer relationships ▪ Attractive mix of high-quality, strategic customers ▪ Attractive low churn on long-dated contracts Immense opportunity to capture industry tailwinds from hyperscale demand ▪ Leading Waves and Dark Fiber businesses positioned to capture data center connectivity opportunity Proven technology leadership ▪ Continued adoption and first-mover of latest optical deployments ▪ First industry provider to launch 400GB, 800GB, and 1TB trials (1) Beginning in 2Q24, the calculation of Fiber Route Miles was modified to align with Uniti disclosures Wholesale

~34% We are One of the Three Players that Matter to National Sophisticated Customers… …And it Bears Out in Our Outsized Market Share We have ~25% of the Wave Wireline / Carrier Market We have ~34% Share of Spend Across Our Connected Data Centers ~25% Nationwide? Dedicated to Waves and Dark Fiber? Primarily Focused on Heavy Bandwidth Users? ✓ ✓ ✓ Competitors ✓ ✓ National Telco ✓ Regional Fiber ✓ Wholesale Source: EY-Parthenon

Unaudited Adjusted Results of Operations (Non-GAAP) Financial Overview ($M) 2024 2024 1Q 2Q Revenue and Sales Kinetic Market $547 $529 Enterprise Market 316 287 Wholesale Market 114 100 Service Revenue $977 $916 Product & Fiber Sales 24 11 Total Revenue and Sales $1,001 $926 Expenses Direct Segment Expenses 343 326 Network Access & Facilities 111 109 Shared Network & Operations 70 64 Information Technology/Shared Corporate 71 65 Total Expenses $595 $565 (-) Rent (net of settlement payments) 144 144 (+) Gain on sale of non-core operating assets 103 0 Adjusted EBITDA(1) $366 $217 Adjusted EBITDA Margin % 36.5% 23.5% Note: The above supplemental information presents our business unit revenues and sales segmented between markets in which we are the incumbent local exchange carrier (“ILEC”) and provide services to customers over network facilities operated by us (Kinetic) and those markets in which we are a competitive local exchange carrier (“CLEC”) and provide services over network facilities primarily leased from other carriers (Enterprise and Wholesale). (1) Adjusted EBITDA is a non-GAAP metric presented for supplemental information purposes only, which should not be considered a substitute for information presented in accordance with GAAP. See "Legal Disclaimers" on page 2 of this presentation, "Adjusted EBITDA Reconciliation" on page 31 of this presentation for more information

Debt Maturity as of June 30, 2024 ($M) Undrawn Super Senior Revolver Term Loan First Out Term Loan Senior First Lien Notes $250 $0 $0 $0 $0 $708 $1,400 $- $250 $500 $750 $1,000 $1,250 $1,500 2023 2024 2025 2026 2027 2028 $475 Note: The amended senior secured revolving credit facility will have $500 million of capacity through September 21, 2024, and $475 million of capacity thereafter through January 23, 2027

61.9% 61.2% 57.1% 55.8% Enterprise Wholesale $414 $405 1Q24 2Q24 $256 $248 1Q24 2Q24 Kinetic $208 $187 1Q24 2Q24 $364 $334 1Q24 2Q24 $194 $166 1Q24 2Q24 $223 $187 1Q24 2Q24 86.8% 88.5% Revenue ($M) Direct margin ($M)(1) Revenue ($M) $1,001 $926 1Q24 2Q24 Adj. EBITDA(2) ($M) $366 $217 1Q24 2Q24 Note: (1) Direct Margin is computed as segment revenues and sales less segment costs and expenses; (2) Adjusted EBITDA and Adjusted Free Cash Flow are non-GAAP metrics presented for supplemental information purposes only, which should not be considered a substitute for information presented in accordance with GAAP. See "Legal Disclaimers" on page 2 of this presentation, "Adjusted EBITDA Reconciliation" on page 31 of this presentation and "Adjusted Free Cash Flow Reconciliation" on page 32 of this presentation for more information. (3) Excludes reimbursement related to equipment removal cost and start-up construction equipment capex Adjusted Capex(3) ($M) $246 $204 1Q24 2Q24 Adj. Free Cash Flow(2) ($M) $161 $37 1Q24 2Q24 Segment Financial Performance Consolidated Financial Performance

6.8x 4.7x 4.5x 5.2x 2021A 2022A 2023A LTM 2Q 2024A $2,170 $2,407 $2,389 $2,380 $1,884 $2,294 $2,344 $2,284 2021A 2022A 2023A LTM 2Q 2024A Total debt Net debt $711 $510 $380 $462 2021A 2022A 2023A LTM 2Q 2024A Total and net debt Cash + Revolver availability(1) Gross and net leverage Adj. EBITDA(2) / Interest(3) (1) Revolver capacity shown net of LCs; (2) Adjusted EBITDA is a non-GAAP metric presented for supplemental information purposes only, which should not be considered a substitute for information presented in accordance with GAAP. See "Legal Disclaimers" on page 2 of this presentation and "Adjusted EBITDA Reconciliation" on page 31 of this presentation for more information; (3) Computed using cash paid interest 1.9x 3.0x 2.6x 2.3x 1.6x 2.8x 2.6x 2.2x 2021A 2022A 2023A LTM 2Q 2024A Gross leverage Net leverage

($M) FY2023 Q1 ‘24 Q2 ‘24 LTM 06/30/2024 Net (loss) income ($209.8) $59.7 ($59.9) ($122.1) Depreciation and amortization 790.8 207.7 200.8 804.1 Interest expense 209.6 53.6 52.8 211.7 Income tax expense (benefit) (61.4) 20.5 (13.7) (28.0) EBITDA $729.2 $341.5 $180.0 $865.7 Straight-line expense under master leases with Uniti 677.1 172.3 173.9 687.4 Net (gain) loss on asset retirements and dispositions (1.8) (21.7) (9.7) (27.6) Gain on sale of operating assets — (103.2) — (103.2) Merger-related costs — 4.7 10.1 14.8 Cost initiatives 12.9 0.1 — 5.7 Severance and benefits costs 43.7 11.7 6.8 48.5 Equity-based compensation 13.0 1.4 1.5 12.7 Other (income) expense, net 13.8 (0.7) (0.8) 12.3 Adjusted EBITDAR (excl. gain on sale of operating assets) $1,487.9 $406.1 $361.8 $1,516.3 Gain on sale of operating assets — 103.2 — 103.2 Adjusted EBITDAR $1,487.9 $509.3 $361.8 $1,619.5 Cash payment under master leases with Uniti (672.2) (168.3) (168.9) (673.9) Cash received from Uniti per settlement agreement 98.0 24.5 24.5 98.0 Adjusted EBITDA $913.7 $365.5 $217.4 $1,043.6

($M) FY2023 Q1 ‘24 Q2 ‘24 LTM 06/30/2024 Net (loss) income ($209.8) $59.7 ($59.9) ($122.1) Depreciation and amortization 790.8 207.7 200.8 804.1 Interest expense 209.6 53.6 52.8 211.7 Income tax expense (benefit) (61.4) 20.5 (13.7) (28.0) EBITDA $729.2 $341.5 $180.0 $865.7 Straight -line expense under master leases with Uniti 677.1 172.3 173.9 687.4 Cash payment under master leases with Uniti (672.2) (168.3) (168.9) (673.9) Cash received from Uniti per settlement agreement 98.0 24.5 24.5 98.0 Net (gain) loss on asset retirements and dispositions (1.8) (21.7) (9.7) (27.6) Merger -related costs — 4.7 10.1 14.8 Cost initiatives 12.9 0.1 — 5.7 Severance and benefits costs 43.7 11.7 6.8 48.5 Other (income) expense, net 13.8 (0.7) (0.8) 12.3 Equity -based compensation 13.0 1.4 1.5 12.7 Adjusted EBITDA $913.7 $365.5 $217.4 $1,043.6 Adjusted Capital Expenditures (1,048.4) (245.8) (204.1) (949.3) Additional rent paid for growth capital capex funded by Uniti (32.0) (11.3) (13.0) (42.6) Cash paid for interest on long -term debt obligations (203.7) (79.2) (23.9) (201.8) Uniti funding of growth capital expenditures 250.0 131.3 65.3 287.9 Cash (paid) received for income taxes, net (11.6) 0.5 (5.1) (6.5) Adjusted Free cash flow ($132.0) $161.0 $36.6 $131.3